Exhibit 99.3

May 2 , 2019	News Release 19-07

Pretivm Reports First Quarter 2019 Operating and Financial Results

Brucejack Generates $40 Million in Cash, Reduces Debt by $20 Million and Re-affirms 2019 Guidance

Vancouver, British Columbia, May 2, 2019; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) reports operating and financial results for the first quarter 2019, Pretivm’s seventh consecutive quarter of positive adjusted earnings.

All amounts are in US dollars unless otherwise noted. This release should be read in conjunction with the Company’s Financial Statements and Management’s Discussion and Analysis (“MD&A”) available on the Company’s website and on SEDAR and EDGAR.

First Quarter 2019 Operating Summary

●	Production of 79,180 ounces of gold.

●	Mill feed grade of 8.7 grams per tonne gold.

●	Gold recovery rate of 96.8%.

●	Ore milled 295,122 tonnes.

●	Daily average ore milled 3,279 tonnes per day.

First Quarter 2019 Financial Summary

●	Revenue of $103.1 million on 81,434 ounces of gold sold.

●	Total cost of sales $74.0 million or $908 per ounce of gold sold[1].

●	Earnings from mine operations[1] of $29.2 million.

●	Achieved an average realized cash margin[1] of $571 per ounce of gold sold, with a total cash cost of $686 per ounce of gold sold[1].

●	All-in Sustaining Cost (“AISC”)[1] of $ 868 per ounce of gold sold within 2019 guidance .

●	Generated $39.9 million in cash from operating activities.

●	Net earnings of $4.2 million ($0.02 per share).

●	Adjusted earnings[1] of $ 16.5 million ($0.09 per share1).

●	Reduced debt by $20.0 million using cash generated from operations.

●	Cash and cash equivalents balance of $50.9 million as at March 31, 2019.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section at the end of this news release.

“Brucejack delivered another profitable quarter and generated free cash flow,” said Joseph Ovsenek, President & CEO of Pretivm. “Our AISC for the quarter was within our annual guidance, and we generated almost $40 million in cash from operations, which enabled us to pay down $20 million of debt ahead of schedule. We made significant progress in the quarter towards achieving our 3,800 tonnes per day production rate target at Brucejack and with increased accessibility from continued underground development, we have established a solid foundation for operating effectively at our higher target rate. Both grade and tonnes are expected to be higher in the second half of the year and we remain on track to achieve 2019 guidance.”

2019 Production and Financial Guidance

The Company expects to achieve its 2019 gold production guidance of 390,000 ounces to 420,000 ounces and the planned production ramp-up from 2,700 tonnes per day to 3,800 tonnes per day over the course of the year. In support of the ramp-up, the Company prioritized the increase in development rate to 1,000 meters per month and the access to a greater number of stopes to support a 3,800 tonnes per day mining rate by year end. As the mine plan sequences through a lower grade area of the Valley of the Kings, all stopes above cut-off grade of approximately 5.0 grams per tonne gold are being mined as they become available for production. Accordingly, gold grade in the first quarter was 8.7 grams per tonne and the gold grade is expected to average approximately 10.4 grams per tonne over the course of 2019; both grade and tonnes are expected to be higher in the second half of the year.

AISC for the year is expected to range from $775 per ounce gold sold to $875 per ounce gold sold. For the first quarter, AISC was within guidance at $868 per ounce of gold sold. AISC for the year includes $15.0 million for one-time sustaining capital expenditures such as access road and camp upgrades, an underground maintenance shop and a back-up underground paste booster pump. AISC also includes approximately $23.0 million for growth-oriented expenses such as resource expansion drilling and an additional 300 meters per month of underground development associated with the production ramp-up to 3,800 tonnes per day.

First Quarter 2019 Production Overview

●	Gold production totaled 79,180 ounces, a 5% increase compared to 75,689 ounces in the first quarter 2018. The increase in production was the result of an increase in ore milled due to the amended permits received in late 2018.

●	A total of 295,122 tonnes of ore, equivalent to a throughput rate of 3,279 tonnes per day, was processed. This was an increase of 13% from the first quarter 2018, in which a total of 261,443 tonnes of ore, equivalent to a throughput rate of 2,905 tonnes per day, was processed. The tonnes of ore processed increased in the period due to the planned production ramp-up to 3,800 tonnes per day.

●	The modifications and upgrades required to sustainably process ore at the upgraded production rate of 3,800 tonnes per day are on schedule and will continue during regularly scheduled shut-downs.

●	The mill feed grade averaged 8.7 grams per tonne gold for the quarter compared to 9.1 grams per tonne gold in the first quarter 2018. The decrease in mill feed grade was the result of the mine plan sequencing through a lower grade area and processing immediately available stopes that meet the grade cut-off. The mill feed grade is expected to increase in the second half of the year

●	Gold recoveries averaged 96.8% for the quarter and the comparable quarter in 2018.

●	Mine development has been successfully accelerated throughout the first quarter. Mine development is approaching 1,000 meters per month and is expected to maintain that rate throughout the year to ensure development remains ahead of production requirements to ensure steady mining rates of 3,800 tonnes per day by year end.

First Quarter Financial Overview

●	The Company generated revenue of $103.1 million compared to revenue of $89.4 million in the first quarter 2018. Revenue includes a loss on trade receivables at fair value related to provisional pricing adjustments of $0.7 million (2018 – gain of $ 0.8 million).

●	Total cost of sales was $74.0 million or $908 per ounce of gold sold. For the first quarter 2018, total cost of sales was $72.6 million or $1,057 per ounce of gold sold. Total cost of sales includes production costs, depreciation and depletion, royalties and selling costs.

●	Total cash cost was $686 per ounce of gold sold resulting in an average realized cash margin of $571 per ounce of gold sold. In the first quarter 2018, total cash cost was $841 per ounce of gold sold resulting in an average realized cash margin of $430 per ounce of gold sold.

●	AISC was $868 per ounce of gold sold and within our 2019 financial guidance of $775 to $875 per ounce of gold sold. In the first quarter 2018, AISC was $1,009 per ounce of gold sold.

●	Earnings from mine operations were $29.2 million compared to $16.8 million in the first quarter 2018.

●	Net earnings were $4.2 million compared to a net loss of $8.1 million in the first quarter 2018. Adjusted earnings were $16.5 million compared to $5.8 million in the first quarter 2018.

●	Cash generated by operations was $39.9 million compared to $24.7 million in the first quarter 2018.

●	The Company repaid $20.0 million of the $480.0 million senior secured loan facility with cash generated from operations ahead of the scheduled payment due date.

Updated Mineral Resource Estimate, Mineral Reserve Estimates and Life of Mine Plan

The Company announced the updated Mineral Reserve, Mineral Resource and Life of Mine Plan for the Brucejack Mine, which highlight the continued robust economics of the low-cost, long-life operation( see news release dated April 4, 2019).

2019 Brucejack Mine Estimated Total Life of Mine Plan (Valley of the Kings and West Zone)

●	Average annual production of over 520,000 ounces of gold over the first 5 years with average annual cash flow of $350.0 million (post tax).

●	Average annual production of over 525,000 ounces of gold over the first 10 years and over 440,000 ounces of gold over 14-year mine life.

●	Average AISC of $535 per ounce of gold sold over the first 10 years and average life of mine AISC of $539 per ounce.

●	After tax net present value of $2.59 billion ($3.6 billion pre-tax).

2019 Brucejack Mine Total Proven and Probable Mineral Reserve Estimate

●	6.4 million ounces of gold (16.0 million tonnes grading 12.6 grams of gold per tonne).

The information in this “Updated Mineral Resource Estimate, Mineral Reserve Estimate and Life of Mine Plan” section has been extracted from our news release dated April 4, 2019. For additional information (including QPs that have reviewed, approved and verified) see news release dated April 4, 2019.

Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., Vice President, Geology and Chief Geologist, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for the Brucejack Mine reserve definition and exploration drilling, and has reviewed and approved the scientific and technical information contained in this news release relating thereto.

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mine Engineer, Pretium Resources Inc. is the QP responsible for Brucejack Mine development, and has reviewed and approved the scientific and technical information contained in this news release relating thereto.

Our unaudited condensed consolidated interim Financial Statements and MD&A for the three months ended March 31, 2019 are filed on SEDAR and EDGAR and are available on our website at www.pretivm.com.

Webcast and Conference Call

The webcast and conference call to discuss the first quarter 2019 operating and financial results will take place Friday, May 3, 2019 at 8:00 am PT (11:00 am ET).

Webcast and conference call details:

Friday, May 3, 2019 at 8:00 am PT (11:00 am ET)
Webcast	www.pretivm.com
Toll Free (North America)	1-800-319-4610
International and Vancouver	604-638-5340

A recorded playback will be available until May 18, 2019:

Toll Free (North America)	1-800-319-6413
Access Code	2988

About Pretivm

Pretivm is a low-cost intermediate gold producer with the high-grade gold underground Brucejack Mine. For further information contact:

Joseph Ovsenek	Troy Shultz
President & CEO	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.

Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street

PO Box 49334 Vancouver, BC V7X 1L4

(604) 558-1784

invest@pretivm.com

(SEDAR filings: Pretium Resources Inc.)

Operating Results
			Three months ended March 31,
		2019	2018

Ore mined (wet tonnes)	t	308,387	268,339
Mining rate	tpd	3,427	2,982

Ore milled (dry tonnes)	t	295,122	261,443
Head grade	g/t Au	8.7	9.1
Recovery	%	96.8	96.8
Mill throughput	tpd	3,279	2,905

Gold ounces produced	oz	79,180	75,689
Silver ounces produced	oz	108,234	94,730

Gold ounces sold	oz	81,434	68,651
Silver ounces sold	oz	96,974	84,234

The following abbreviations were used above: t (tonnes), tpd (tonnes per day), g/t (grams per tonne), Au (gold) and oz (ounces).

Financial Results
In thousands of USD,			Three months ended March 31,
except for per ounce data		2019	2018

Revenue		$103,119	89,422
Earnings from mine operations (1)		$29,152	16,834
Net earnings (loss) for the period		$4,166	(8,058)
Per share - basic	$/share	0.02	(0.04)
Per share - diluted	$/share	0.02	(0.04)

Adjusted earnings (1)		$16,527	5,797
Per share - basic (1)	$/share	0.09	0.03

Total cash and cash equivalents		$50,868	70,540
Cash generated from operating activities		39,944	24,719
Total assets		$1,625,855	1,678,657
Long-term debt (2)		$444,830	292,906

Total cash costs (1)	$/oz	686	841
All-in sustaining costs (1)	$/oz	868	1,009

Average realized price (1)	$/oz	1,257	1,271
Average realized cash margin (1)	$/oz	571	430

(1)	Refer to the “Non-IFRS Financial Performance Measures” section at the end of this news release.

(2)	Long-term debt does not include the current portions of the Company’s Loan Facility and Offtake Obligation (each as defined in the MD&A) in the amount of $84,375 as at March 31, 2019. For the comparable period in 2018, long-term debt does not include the current portions of the Company’s Construction Credit Facility (as defined in the MD&A) and Offtake Obligation in the amount of $388,068.

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures in this new release. Refer to the Company’s MD&A for an explanation, discussion and reconciliation of non-IFRS measures. The Company believes that these measures, in addition to measures prepared in accordance with IFRS, provide readers an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with International Financial Reporting Standards (“IFRS”). These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers.

Forward-Looking Statements

This news release contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and/or “financial outlooks” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements” or “forward-looking information”). The purpose of disclosing future oriented financial information and financial outlooks is to provide a general overview of management’s expectations regarding the anticipated results of operations and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes. Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled’, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking information may include, but is not limited to, information with respect to: production and cost guidance and the Company’s expectations around achieving such guidance; our future operational and financial results, including estimated cash flows, and the timing thereof; the expected grade of gold and silver production; the Brucejack Mine production rate and the ramp-up to 3,800 tonnes per day production rate; capital modifications and upgrades, underground development, and estimated expenditures and timelines in connection therewith, including with respect to the ramp-up to 3,800 tonnes per day production rate; payment of operating and debt obligations, including timing thereof and source of funds; our planned mining, expansion, exploration and development activities, including our infill, expansion and exploration drill programs, and the results, costs and timing thereof; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our operational strategy; capital, sustaining and operating cost estimates and timing thereof; production and processing estimates; the future price of gold and silver; our liquidity and the adequacy of our financial resources; our intentions with respect to our capital resources; our financing activities, including plans for the use of proceeds thereof; the estimation of Mineral Reserves and Resources including the 2019 updated thereto; realization of Mineral Reserve and Resource estimates; our estimated life of mine and life of mine plan for the Brucejack Mine; production and processing estimates; estimated economic results of the Brucejack Mine, including cash flow and net present value; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; development of our Brucejack Mine and timing thereof; results of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with approvals, consents and permits under applicable legislation; our executive compensation approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; our effective tax rate and the recognition of our previously unrecognized income tax attributes; new accounting standards applicable to the Company, including methods of adoption and the effects of adoption of such standards; and statements regarding USD cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments. Statements concerning Mineral Resource estimates may also be deemed to constitute forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, those related to: the accuracy of our Mineral Resource and Reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based; uncertainties relating to Inferred Mineral Resources being converted into Measured or Indicated Mineral Resources; commodity price fluctuations, including gold price volatility; general economic conditions; the inherent risk in the mining industry; significant governmental regulations; currency fluctuations, and such other risks as are identified in Pretivm’s Annual Information Form dated March 28, 2019, Form 40-F dated March 28, 2019, MD&A and other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov (collectively, the “Pretivm Disclosure Documents”). Our forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking statements contained in this news release, we have made certain assumptions about our business, including about our exploration, development and production activities, and the results, costs and timing thereof; timing and receipt of approvals, consents and permits under applicable legislation; the geopolitical, economic, permitting and legal climate that we operate in; the price of gold and other commodities; exchange rates; market competition; the adequacy of our financial resources, and such other material assumptions as are identified in the other Pretivm Disclosure Documents. We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this news release, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein. We do not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking statements. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.